August 18, 2008

Mr. David Burton

Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington D.C. 20549

Re:	RTI Biologics, Inc.

Form 10-K for the year ended December 31, 2007

Filed February 27, 2008

File No. 0-31271

Dear Mr. Burton:

To follow is the response of RTI Biologics, Inc. (the “Company”) to the comment included in your letter of August 14, 2008.

Form 8-K filed July 25, 2008

Exhibit 99.1

SEC Comment: We note your disclosure of adjusted net income and diluted net income per share. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors. Please confirm that you will revise your Forms 8-K in the future periods to provide the appropriate reconciliations and disclosures.

Response: In our future filings, as applicable, we will include all of the reconciliations and disclosures required as referred to in your comment including the following:

As a note to our press release text, we will include the following disclosure:

Use of non-GAAP Financial Measures

A reconciliation of the Company’s non-GAAP financial measures to the corresponding GAAP measures, and an explanation of the Company’s use of the non-GAAP measures, is included in the exhibits to this press release.

In the schedules to the press release, we will include the following reconciliation and notes:

Reconciliation of Net Income and Net Income Per Diluted Share to Adjusted Net Income and Adjusted Net Income Per Diluted Share

	Three Months Ended
	June 30, 2008
	Net Income	Impact per Diluted Share
(In thousands except per share data)
GAAP results	$1,504	$0.03
Purchase accounting adjustments	1,100	0.02
Restructuring charges	82	—
Tax effect	(524)	(0.01)

Adjusted results	$2,162	$0.04

Use of Non-GAAP Financial Measures

To supplement RTI Biologic’s condensed consolidated financial statements presented on a GAAP basis, the Company discloses certain non-GAAP financial measures that exclude certain amounts, including non-GAAP net income and non-GAAP net income per diluted share. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles in the United States. Reconciliations of each of these non-GAAP financial measures to the corresponding GAAP measures are included in the reconciliation above.

The following is an explanation of each of the adjustments that management excluded as part of the non-GAAP measures for the three month period ended June 30, 2008 as well as the reasons for excluding each of these individual items:

Purchase accounting adjustments: These adjustments consist of inventory step up adjustments and amortization of intangible assets resulting from the Company’s merger with Tutogen Medical, Inc. (“TMI”). Management removes the impact of the purchase accounting adjustments from the Company’s operating results to assist in assessing its operating performance in the current period and to supplement a comparison to the Company’s and TMI’s past operating performance. The inventory step up adjustments are expected to be expensed in the first nine months following the merger as the related inventory is distributed, while the intangible assets will be amortized over a fourteen-year period, the respective estimated useful life.

Restructuring charges – These adjustments primarily represent employee-related termination benefits associated with the Company’s restructuring activities following the merger with TMI. These charges, which are estimated to be recorded in the twelve-month period following the merger, are not indicative of the Company’s on-going operating performance. Accordingly, management excludes these charges for purposes of calculating these non-GAAP measures to facilitate the evaluation of the Company’s current operating performance and a comparison to the Company’s past operating performance.

Material Limitations Associated with the Use of Non-GAAP Financial Measures

Non-GAAP net income and non-GAAP net income per diluted share should not be considered in isolation, or as a replacement for GAAP measures. Restructuring charges could potentially have a material impact on cash flows, net income and net income per diluted share. Also, amortization of purchased intangible assets, though not directly affecting RTI Biologics cash flow position, represent a reduction in net book value of intangible assets over time. The amortization expense associated with this reduction in net book value is not included in RTI Biologics non-GAAP net income or non-GAAP net income per diluted share and therefore these measures do not reflect the full economic effect of the reduction in net book value of those intangibles assets.

Usefulness of Non-GAAP Financial Measures to Investors

The Company believes that presenting non-GAAP net income and non-GAAP net income per diluted share in addition to the related GAAP measures provide investors greater transparency to the information used by management in its financial decision-making which excludes the acquisition related adjustments and restructuring charges. The Company further believes that providing this information better enables RTI Biologic’s investors to understand the Company’s overall performance and to evaluate the methodology used by management to assess and measure such performance.

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In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comment above, this will confirm our understanding that:

•	RTI Biologics, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	RTI Biologics, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

If you have any questions regarding the above information please contact Thomas F. Rose, Executive Vice President and Chief Financial Officer, at 386-418-8888.

Sincerely yours,

Brian K. Hutchison

Chairman and Chief Executive Officer